

April 29, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Terence M. Barr
Managing Director, Chief Executive Officer and President
Samson Oil & Gas Limited
1726 Cole Blvd., Suite 210
Lakewood, Colorado 80401

> **Re:** **Samson Oil & Gas Limited**
> **Pre-Effective Amendment No. 1 to Form F-1 on Form F-3**
> **Filed April 7, 2009**
> **File No. 333-153223**

Dear Mr. Barr:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Cover page</u>

1. You indicate on the cover page that this amendment is "Pre-Effective Amendment No. 1 to Form F-1 on Form F-3." However, the form type that you specified on EDGAR for this filing was F-1/A. In the future, please file any amendments on Form F-3 using the form type F-3/A.

<u>Legality Opinion, Exhibit 5.1</u>

2. We note your response to prior comment 3 from our letter dated September 15, 2008, and we reissue that comment in its entirety. Item 601(b)(5)(i) of Regulation S-K provides in part that the required legality opinion must opine "as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid *and non-assessable*, and, if debt securities, whether

they will be binding obligations of the registrant." (Emphasis supplied).

3.   Please obtain and file an opinion of counsel that fully meets the requirements of Item 601(b)(5). The opinion must make clear whether security holders would be liable, solely due to their status as security holders, for additional assessments or calls on the security by the company or by its creditors. One should not need to refer to other sources to determine what Australian corporate law may or may not provide in this regard. Instead, the reader is entitled to rely on the legality opinion filed as an exhibit to the registration statement for this information.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Norman Gholson, Attorney-Advisor, at (202) 551-3237 or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director

cc: T. Levenberg
     N. Gholson
     Via Facsimile:
     S. Lee Terry, Jr., Esq. – Davis Graham & Stubbs LLP – facsimile (303) 893-1379